Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 158-A-II dated November 30, 2009	Term Sheet to Product Supplement 158-A-II Registration Statement No. 333-155535 Dated December 1, 2009; Rule 433

Structured Investments	$ Principal Protected Notes Linked to the JPMorgan Efficiente (USD) Index due December 31, 2015

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 31, 2015*
  Cash payment at maturity of principal plus the Additional Amount†, as described below
  The notes are designed for investors who seek exposure to any appreciation of the JPMorgan Efficiente (USD) Index over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The JPMorgan Efficiente (USD) Index is a JPMorgan strategy that tracks the excess returns of a synthetic portfolio, selected from up to nine indices, above the returns of the JPMorgan Cash Index USD 3 Month and offers exposure to a diverse range of asset classes and geographic regions.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about December 22, 2009 and are expected to settle on or about December 28, 2009.

Key Terms

Index:	The JPMorgan Efficiente (USD) Index (the “Index”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount†, which may be zero.
Additional Amount†:	The Additional Amount† per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount† will not be less than zero.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about December 22, 2009
Ending Index Level:	The Index closing level on the Observation Date
Observation Date:	December 28, 2015*
Maturity Date:	December 31, 2015*
CUSIP:	48124ACY1
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 158-A-II.
†

Subject to the impact of a commodity hedging disruption event as described under “General Terms of Notes — Market Disruption Events” and “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 158-A-II. In the event of a commodity hedging disruption event, we have the right, but not the obligation, to cause the note calculation agent to determine on the commodity hedging disruption date the value of the Additional Amount payable at maturity. Under these circumstances, the value of the Additional Amount payable at maturity will be determined prior to, and without regard to the level of the Index on, the Observation Date.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 158-A-II and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 158-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $63.90 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $35.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other dealers for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $63.90 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions and other amounts that may be allowed to other dealers, exceed $80.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-81 of the accompanying product supplement no. 158-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

December 1, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 158-A-II dated November 30, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 158-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.govas follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 158-A-II dated November 30, 2009:
  http://sec.gov/Archives/edgar/data/19617/000089109209004540/e37180_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

You may access additional information regarding The JPMorgan Efficiente (USD) Index in the Strategy Guide at the following URL: http://www.sec.gov/Archives/edgar/data/19617/000095010309002500/usd_strategyguide09.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

JPMorgan Efficiente (USD) Index

The JPMorgan Efficiente (USD) Index (the “Index”) was developed and is maintained and calculated by J.P. Morgan Securities Ltd. (“JPMSL”), one of our affiliates. JPMSL acts as the calculation agent for the Index (the “index calculation agent”). The Index is a notional dynamic basket that tracks the excess returns of a portfolio of nine indices (each a “Basket Constituent,” and collectively the “Basket Constituents”) above the JPMorgan Cash Index USD 3 Month (also a Basket Constituent). The Basket Constituents represent a diverse range of asset classes and geographic regions.

The Index rebalances quarterly a synthetic portfolio composed of the Basket Constituents. The Index is based on the “modern portfolio theory” approach to asset allocation, which suggests how a rational investor should allocate his capital across the available universe of assets to maximize return for a given risk appetite. The level of the Efficiente Index is determined by tracking the returns of the synthetic portfolio above the return of the JPMorgan Cash Index USD 3 Month.

The weights assigned to the Basket Constituents within the synthetic portfolio are rebalanced quarterly. The strategy assigns the weights to the Basket Constituents based upon the returns and volatilities of multiple hypothetical portfolios comprised of the Basket Constituents measured over the previous six months. The re-weighting methodology seeks to identify the weights for each Basket Constituent that would have resulted in the hypothetical portfolio with the highest return over the relevant measurement period subject to an annualized volatility over the same period of 8% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 8% or less is then selected, with the weighting for such portfolio applied to the Basket Constituents. In the event that none of the portfolios has an annualized volatility equal to or less than 8%, this volatility threshold is increased by 1% until a portfolio is selected.

The Index is described as a “notional” or synthetic portfolio or basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used as a reference point for calculating the level of the Index.

The following are the Basket Constituents composing the Index and the maximum weighting constraints assigned to the relevant sector and asset type to which each belongs:

	Sector Cap	Basket Constituent	Asset Cap
1	Developed Equity 50%	MSCI North America Gross Total Return Index	25%
2		MSCI Europe Gross Total Return Index	25%
3		MSCI Pacific Gross Total Return Index	25%
4	Emerging Markets 50%	MSCI Emerging Markets Gross Total Return Index	25%
5		JPMorgan Emerging Markets Bond Index Plus Composite	25%
6	Alternative Investments 50%	Dow Jones – UBS Commodity Index Total Return	25%
7		GPR/JPMorgan High Liquidity Global Property Index	25%
8	Global Debt 50%	JPMorgan GBI Global Bond Total Return Index Hedged into U.S. Dollars	25%
9		JPMorgan Cash Index USD 3 Month	50%

See “The JPMorgan Efficiente (USD) Index” in the accompanying product supplement no. 158-A-II for more information on the Index and the Basket Constituents.

JPMorgan Structured Investments — Principal Protected Notes Linked to the JPMorgan Efficiente (USD) Index	TS-1

Selected Purchase Considerations
  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate††, provided that this payment (the Additional Amount) will not be less than zero.
  †† The Participation Rate will be determined on the pricing date and will not be less than 100%.
  RETURN LINKED TO A NOTIONAL DYNAMIC BASKET OF SUB-INDICES THAT TRACKS THE EXCESS RETURNS OF A PORTFOLIO OF NINE INDICES REPRESENTING A DIVERSE RANGE OF ASSETS AND GEOGRAPHIC REGIONS — The return on the notes is linked to the performance of the JPMorgan Efficiente (USD) Index. The Index tracks the excess returns of a portfolio of nine indices using an investment strategy that is based on the modern portfolio theory of asset allocation which suggests how a rational investor should allocate his capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an “efficient frontier” to define the asset allocation of the Index. An efficient frontier for a portfolio of assets defines the optimum return of the portfolio for a given amount of risk. The Index uses the volatility of returns of hypothetical portfolios as the measure of risk. This strategy is based on the assumption that the most efficient allocation of assets is one that maximizes returns per unit of risk. See “The JPMorgan Efficiente (USD) Index” in the accompanying product supplement no. 158-A-II.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 158-A-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You generally will be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules may apply if the Additional Amount is determined prior to the Observation Date as a result of a commodity hedging disruption event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between their basis in their notes and the notes’ adjusted issue price.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on November 30, 2009 and we had determined the comparable yield on that date, it would have been an annual rate of 3.65%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 3.65%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, any of the Basket Constituents or any of the securities or futures contracts underlying the Basket Constituents. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 158-A-II dated November 30, 2009.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index, any of the Basket Constituents, the securities or futures contracts underlying the Basket Constituents or contracts relating to the Index or any of the Basket Constituents for which there is an active secondary market. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but falls below the Initial Index Level on the Observation Date.

JPMorgan Structured Investments — Principal Protected Notes Linked to the JPMorgan Efficiente (USD) Index	TS-2

  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE INDEX MAY NOT BE SUCCESSFUL, MAY NOT OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED IN RESPECT OF THE BASKET CONSTITUENTS OR ACHIEVE ITS TARGET VOLATILITY — The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed or that the Index will achieve its target volatility of 8%.
  THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES — The exposures to the Basket Constituents are purely notional and will exist solely in the records maintained by or on behalf of the index calculation agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the Basket Constituents composing the Index.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE INDEX’S MOMENTUM INVESTMENT STRATEGY — The Index employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike.
  THE INVESTMENT STRATEGY USED TO CONSTRUCT THE INDEX INVOLVES QUARTERLY REBALANCING AND WEIGHTING CAPS THAT ARE APPLIED TO THE BASKET CONSTITUENTS — The Basket Constituents are subject to quarterly rebalancing and maximum weighting caps by asset type and geographical region. By contrast, a synthetic portfolio that does not rebalance quarterly and is not subject to any weighting caps in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating portfolio consisting of the Basket Constituents. Therefore, your return on the notes may be less than the return you could realize on an alternative investment that was not subject to rebalancing and weighting caps.
  CHANGES IN THE VALUE OF THE BASKET CONSTITUENTS MAY OFFSET EACH OTHER — Because the notes are linked to the Index, which is linked to the performance of the Basket Constituents, which collectively represent a diverse range of asset classes and geographic regions, price movements between the Basket Constituents representing different asset classes or geographic regions may not correlate with each other. At a time when the value of a Basket Constituent representing a particular asset class or geographic region increases, the value of other Basket Constituents representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the value of some of the Basket Constituents may be moderated, or more than offset, by lesser increases or declines in the level of other Basket Constituents.
  CORRELATION OF PERFORMANCES AMONG THE BASKET CONSTITUENTS MAY REDUCE PERFORMANCE OF THE NOTES — Performances amongst the Basket Constituents may become highly correlated from time to time during the term of the notes, including, but not limited to, a period in which there is a substantial decline in a particular sector or asset type represented by the Basket Constituents and which has a higher weighting in the Index relative to any of the other sectors or asset types. High correlation during periods of negative returns among Basket Constituents representing any one sector or asset type and which Basket Constituents have a substantial percentage weighting in the Index could cause you to only receive a return of your principal amount at maturity.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S. SECURITIES MARKETS, INCLUDING EMERGING MARKETS — Some or all of the securities that compose seven of the nine Basket Constituents of the Index (the MSCI North America Gross Total Return Index, the MSCI Europe Gross Total Return Index, the MSCI Pacific Gross Total Return Index and the MSCI Emerging Markets Gross Total Return Index (together, the “MSCI Indices”), the JPMorgan Emerging Markets Bond Index Plus Composite ( the “EMBI+ Composite”), the GPR/JPMorgan High Liquidity Global Property Index ( the “Property Index”) and the JPMorgan GBI Global Bond Total Return Index Hedged into U.S. Dollars ( the “GBI Total Return Index”)) have been issued by non-U.S. issuers. Investments in securities linked to the value of non-U.S. securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. The impact of any of these risks may enhance or offset some or all of any change resulting from another factor or factors. See “Risk Factors” in the accompanying product supplement 158-A-II for more information on these risks.

JPMorgan Structured Investments — Principal Protected Notes Linked to the JPMorgan Efficiente (USD) Index	TS-3

  JPMSI AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMSI and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMSI and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMSI or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Constituents and the securities and futures contracts underlying the Basket Constituents to which the notes are linked.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of some or all of the securities composing five of the nine Basket Constituents (the MSCI Indices and the Property Index) (the “Component Securities”) are converted into U.S. dollars for purposes of calculating the value of the relevant Basket Constituent, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the Component Securities trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the Component Securities denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the relevant Basket Constituents will be adversely affected and the payment at maturity may be reduced.
  THE INDEX HAS A LIMITED OPERATING HISTORY — The Index was established on July 2, 2007, and therefore lacks historical performance. Back-testing or similar analysis in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the index calculation agent when determining the Index values.
  THE COMMODITY FUTURES CONTRACTS UNDERLYING THE DOW JONES – UBS COMMODITY INDEX TOTAL RETURN ARE SUBJECT TO LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the Dow Jones – UBS Commodity Index Total Return are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. Such regimes may result in the note calculation agent exercising its discretionary right to exclude or substitute constituents of the Index, which may, in turn, have a negative effect on the level of the Index and your payment at maturity. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, cause the note calculation agent to determine the value of the Additional Amount for your notes early. If the Additional Amount for your notes is determined early as the result of a commodity hedging disruption event, the amount due and payable on your notes will be due and payable only at maturity and the amount you receive at maturity will not reflect any further appreciation of the Index after such early determination. Please see “General Terms of Notes — Market Disruption Events” and “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 158-A-II for more information.
  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables that are specific to commodities markets. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the constituents included from time to time in the Index, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.
  HIGHER FUTURE PRICES OF THE COMMODITY FUTURES CONTRACTS CONSTITUTING THE DOW JONES – UBS COMMODITY INDEX TOTAL RETURN RELATIVE TO THEIR CURRENT PRICES MAY DECREASE THE AMOUNT PAYABLE AT MATURITY — As the exchange-traded futures contracts that compose the Dow Jones – UBS Commodity Index Total Return approach expiration, they are replaced by contracts that have a later expiration. If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Dow Jones – UBS Commodity Index Total Return have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Dow Jones – UBS Commodity Index Total Return and, therefore, the level of the Index and the value of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the JPMorgan Efficiente (USD) Index	TS-4

  RISKS ASSOCIATED WITH THE REAL ESTATE INDUSTRY WILL AFFECT THE VALUE OF YOUR NOTES — The GPR/JPMorgan High Liquidity Global Property Index, one of the Basket Constituents composing the Index, is composed of a variety of real estate-related equity securities. The following are some of the conditions that might impact the value of the equity securities included in the Property Index and the level of the Property Index, and accordingly, the level of the Index and the value of your notes:
    a decline in the value of real estate properties;
    increases in property and operating taxes;
    increased competition or overbuilding;
    a lack of available mortgage funds or other limits on accessing capital;
    tenant bankruptcies and other credit problems;
    changes in zoning laws and governmental regulations;
    changes in interest rates; and
    uninsured damages from floods, earthquakes or other natural disasters.
  The difficulties described above could cause an upturn or a downturn in the real estate industry generally or regionally and could cause the value of the equity securities composing the Property Index and thus the level of the Property Index to decline or remain flat during the term of the notes, which may adversely affect the level of the Index and the value of your notes.
  THE JPMORGAN GBI GLOBAL BOND TOTAL RETURN INDEX HEDGED INTO U.S. DOLLARS IS USED IN CALCULATING THE LEVEL OF THE INDEX — The value of the GBI Total Return Index used to calculate the level of Index and therefore the value of your notes is such value hedged into U.S. dollars, and not the unhedged value of the JPMorgan GBI Global Bond Total Return Index. The unhedged value of the JPMorgan GBI Global Bond Total Return Index is publicly available. However, although the hedged value of the JPMorgan GBI Global Bond Total Return Index is currently available via Bloomberg (ticker “JHDCGBIG”), this value may not be publicly available on Bloomberg throughout the term of your notes.
  CREDIT RATINGS OF THE JPMORGAN EMERGING MARKETS BOND INDEX PLUS COMPOSITE COMPONENTS COULD ADVERSELY AFFECT YOUR RETURN — The EMBI+ Composite tracks the value of bonds and loans that are rated “Baa1” or below by Moody’s Investor Services, Inc. and “BBB+” or below by Standard & Poor’s, a division of the McGraw Hill Companies, which meet the rules for inclusion in the EMBI+ Composite and are issued by countries deemed to be emerging markets. Emerging markets issuers of the bonds and loans included in the EMBI+ Composite with such ratings are considered by the major credit ratings agencies to have a comparatively high risk of default. If one or more of such issuers does in fact default, the level of the EMBI+ Composite could decrease, which may adversely affect the level of the Index and the value of the notes.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities or futures contracts underlying the Basket Constituents composing the Index would have.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as note calculation agent, index calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the note calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the MSCI Daily TR Gross North America, one of the Basket Components, and JPMSI, one of our affiliates, is the sponsor of three of the Basket Constituents of the Index (the EMBI+ Composite, the GBI Total Return Index and the JPM Cash Index ). We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the MSCI Daily TR Gross North America, the EMBI+ Composite, the GBI Total Return Index, the JPM Cash Index and the notes.
  OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL — JPMSL, one of our affiliates, acts as the index calculation agent and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. Although judgments, policies and determinations concerning the Index are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.

  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the Basket Constituents in the Index is not an investment recommendation by us or JPMSL of the Basket Constituents, or any of the securities or futures contracts underlying the Basket Constituents.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the securities underlying the Basket Constituents are traded; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Notes Linked to the JPMorgan Efficiente (USD) Index	TS-5

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and assumes a Participation Rate of 100% and an Initial Index Level of 100. The actual Participation Rate will be determined on the pricing date and will not be less than 100%. The following results are based solely on the hypothetical example cited and assume that a commodity hedging disruption event has not occurred during the term of the notes. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

180	80%	80%	$800.00	+	$1,000	=	$1,800.00
170	70%	70%	$700.00	+	$1,000	=	$1,700.00
160	60%	60%	$600.00	+	$1,000	=	$1,600.00
150	50%	50%	$500.00	+	$1,000	=	$1,500.00
140	40%	40%	$400.00	+	$1,000	=	$1,400.00
130	30%	30%	$300.00	+	$1,000	=	$1,300.00
120	20%	20%	$200.00	+	$1,000	=	$1,200.00
110	10%	10%	$100.00	+	$1,000	=	$1,100.00
105	5%	5%	$50.00	+	$1,000	=	$1,050.00
100	0%	0%	$0.00	+	$1,000	=	$1,000.00
90	-10%	0%	$0.00	+	$1,000	=	$1,000.00
80	-20%	0%	$0.00	+	$1,000	=	$1,000.00
70	-30%	0%	$0.00	+	$1,000	=	$1,000.00
60	-40%	0%	$0.00	+	$1,000	=	$1,000.00
50	-50%	0%	$0.00	+	$1,000	=	$1,000.00
40	-60%	0%	$0.00	+	$1,000	=	$1,000.00
30	-70%	0%	$0.00	+	$1,000	=	$1,000.00
20	-80%	0%	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above calculated.

Example 1: The level of the Index increases from the Initial Index Level of 100 to an Ending Index Level of 120. Because the Ending Index Level of 120 is greater than the Initial Index Level of 100, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 100%) = $1,200

Example 2: The level of the Index decreases from the Initial Index Level of 100 to an Ending Index Level of 80. Because the Ending Index Level of 80 is lower than the Initial Index Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 100 to an Ending Index Level of 110. Because the Ending Index Level of 110 is greater than the Initial Index Level of 100, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 100%) = $1,100

JPMorgan Structured Investments — Principal Protected Notes Linked to the JPMorgan Efficiente (USD) Index	TS-6

The following graph demonstrates a sub set of the hypothetical returns detailed in the table above. The numbers appearing in the graph have been rounded for ease of analysis. We cannot give you assurance that the performance of the Index will result in the payment at maturity in excess of $1,000 per $1,000 principal amount note.

Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly Index closing level from January 2, 2004 through June 29, 2007, and the historical performance of the Index based on the weekly Index closing level from July 6, 2007 through November 27, 2009. The Index was established on July 2, 2007. The Index closing level on November 30, 2009 was 101.58. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing levels on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of your principal amount.

The data for the hypothetical back-tested performance of the Index set forth in the following graph was calculated on materially the same basis on which the performance of the Index is now calculated but does not represent the actual historical performance of the JPMorgan Efficiente (USD) Index.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments — Principal Protected Notes Linked to the JPMorgan Efficiente (USD) Index	TS-7